Exhibit 21.1

Subsidiaries*

LIST OF SUBSIDIARIES – ALL 100% OWNED (UNLESS OTHERWISE STATED)

Trxade, Inc., a Florida corporation

Integra Pharma Solutions, Inc. (formerly Pinnacle Tek, Inc., a Florida corporation)

Bonum Health, Inc a Delaware corporation

Bonum Health, LLC, a Delaware corporation

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of TRxADE HEALTH, INC. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report. Inclusion in this list is not, however, a representation that the listed subsidiary is a “significant subsidiary.”